SCHEDULE 13G/A
CUSIP NO. 942622200
Exhibit 99.2
ITEM 7 INFORMATION
United Technologies Corporation is reporting on this Schedule 13G/A securities held through its wholly-owned subsidiary, Carrier Corporation. Carrier Corporation beneficially owns 94,784 shares of the Issuer's Common Stock, all of which shares represent the shares of Common Stock into which the Issuer's Class B Common Stock that is held by Carrier Corporation is convertible at the election of the holder, at any time, at a rate of one share of Common Stock for each share of Class B Common Stock surrendered for conversion.